KUALA LUMPUR KEPONG BERHAD

(Company No: 15043-V)

02055554

02 OCT 21 AM 9:43

SUPPL

BY COURIER

Our Ref: KLK/SE

11 October 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT: FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy each of the following announcements which were made to the Kuala Lumpur Stock Exchange, Malaysia for your records:

Date	Title
	NOTICE OF INTEREST OF SUBSTANTIAL SHAREHOLDER PURSUANT TO FORM 29A
September 30, 2002	Employees Provident Fund Board
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B
September 27, 2002	Permodalan Nasional Berhad
September 27, 2002	Yayasan Pelaburan Bumiputra
October 08, 2002	Employees Provident Fund Board (2 sets)
October 11, 2002	Employees Provident Fund Board (2 sets)
	NOTICE OF PERSON CEASING TO BE A SUBSTANTIAL SHAREHOLDER PURSUANT TO FORM 29C
September 27, 2002	Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera
	CHANGES IN DIRECTOR'S INTEREST PURSUANT TO SECTION 135 OF THE COMPANIES ACT, 1965
October 07, 2002	Yeoh Eng Khoon (Alternate Director)

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

(J. C. Lim)
Company Secretary

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

dlw 10/28

cc. JPMorgan Chase Bank
32nd Floor, One International Finance Centre
No. 1 Harbour View Street, Central, Hong Kong

Attention: Ms. Tintin Subagyo

LJC/cln (C:OverseaCo/Let-SECUS)

Form Version 2.0

Notice of Interest of Substantial Shareholder Pursuant to Form 29A of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **30/09/2002 12:26:12 PM**
Reference No **KL-020930-829FC**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1 each**
*	Name & address of registered holder	:

same as above

Date interest acquired & no of shares acquired

*	Date interest acquired	: **18/09/2002**
	No of shares	: **35,916,500**
*	Circumstances by reason of which shareholder has interest	: **Accumulation of Several Purchases of Shares from Open Market and Accumulation of Shares Managed by Portfolio Manager**
*	Nature of interest	: **Direct**
	Price transacted (RM)	:
	Total no of shares after change	:
	Direct (units)	: **35,916,500**
	Direct (%)	: **5.06**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Date of notice	: **18/09/2002**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 27/09/2002 10:29:40 AM
Reference No KL-020927-DA984

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Permodalan Nasional Berhad**
*	Address	: **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
*	NRIC/passport no/company no.	: **38218-X**
*	Nationality/country of incorporation	: **Bumiputera-owned Co./Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **20/09/2002**	* **60,000,000**	

*	Circumstances by reason of which change has occurred	: **Purchase of shares**
*	Nature of interest	: **Direct**
	Direct (units)	: **114,445,000**
	Direct (%)	: **16.12**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of shares after change**	: **114,445,000**

* Date of notice : **20/09/2002**

Remarks :
/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **27/09/2002 10:29:42 AM**
Reference No **KL-020927-DA985**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Yayasan Pelaburan Bumiputra**
* Address	:	**c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**37113-P**
* Nationality/country of incorporation	:	**Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **20/09/2002**	* **60,000,000**	

* Circumstances by reason of which change has occurred	:	**Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.**
* Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**114,445,000**
Indirect/deemed interest (%)	:	**16.12**

* **Total no of shares after change**	:	**114,445,000**
* Date of notice	:	**20/09/2002**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 08/10/2002 02:37:13 PM
Reference No KL-021008-45480

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **25/09/2002**	* **100,000**	
Acquired	**26/09/2002**	**135,000**	
Acquired	**25/09/2002**	**110,000**	
Acquired	**26/09/2002**	**113,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market and Purchase of shares managed by portfolio manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**36,374,500**
Direct (%)	:	**5.12**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of shares after change**	:	**36,374,500**

* Date of notice : **26/09/2002**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **08/10/2002 02:37:16 PM**
Reference No **KL-021008-45481**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

as above

Details of changes

	Type of transaction	Date of change	No of shares	Price transacted (RM)
*	**Disposed**	* **30/09/2002**	* **200,000**	

*	Circumstances by reason of which change has occurred	: **Sales of equity**
*	Nature of interest	: **Direct**
	Direct (units)	: **36,174,500**
	Direct (%)	: **5.1**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of shares after change**	: **36,174,500**

* Date of notice : **30/09/2002**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **11/10/2002 01:46:11 PM**
Reference No **KL-021011-FADCA**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **01/10/2002**	* **75,000**	
Disposed	**02/10/2002**	**250,000**	

* Circumstances by reason of which change has occurred	:	**Sales of equity**
* Nature of interest	:	**Direct**
Direct (units)	:	**35,849,500**
Direct (%)	:	**5.05**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**35,849,500**

* Date of notice : **02/10/2002**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 11/10/2002 01:46:13 PM
Reference No KL-021011-FADCB

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **27/09/2002**	* **62,000**	
Acquired	**03/10/2002**	**130,000**	
Acquired	**04/10/2002**	**39,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market and Purchase of shares managed by portfolio manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**36,080,500**
Direct (%)	:	**5.08**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**36,080,500**

* Date of notice	:	**04/10/2002**
Remarks	:	

fsc

Form Version 2.0

Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **27/09/2002 03:52:11 PM**
Reference No **KL-020927-B5C80**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial shareholder

*	Name	: **Amanah Raya Nominees (Tempatan) Sdn Bhd-Skim Amanah Saham Bumiptera**
*	Address	: **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
*	NRIC/passport no/company No.	: **434217-U**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Date of cessation	: **20/09/2002**
*	Name & address of registered holder	:

Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera
Tingkat 4 Balai PNB
201-A Jalan Tun Razak
50400 Kuala Lumpur

	Number of shares disposed	: **60,000,000**
	Price transacted (RM)	:
*	Circumstances by reason of which a person ceases to be a substantial shareholder	: **Sale of shares**
*	Nature of interest	: **Direct**
*	Date of notice	: **20/09/2002**
	Remarks	:

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 07/10/2002 03:25:50 PM
Reference No KL-021007-796B5

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Yeoh Eng Khoon (Alternate Director)**
* Address	:	**5 Lorong Rani, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **30/09/2002**	* **47,000**	**6.050**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of shares after change	:	
Direct (units)	:	**240,000**
Direct (%)	:	**0.03**
Indirect/deemed interest (units)	:	**2,120,000**
Indirect/deemed interest (%)	:	**0.3**
* Date of notice	:	**04/10/2002**

Remarks :
sh